SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 00653Q102	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,049,166 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,049,166 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,049,166 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.37%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of (i) an aggregate of 18,572,500 shares of Class A Common Stock held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC and (ii) an aggregate of 3,476,666 shares of Class A Common Stock underlying an equal number of warrants held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC.

SCHEDULE 13D

Cusip No. 00653Q102	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,049,166 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,049,166 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,049,166 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.37%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of (i) an aggregate of 18,572,500 shares of Class A Common Stock held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC and (ii) an aggregate of 3,476,666 shares of Class A Common Stock underlying an equal number of warrants held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC.

SCHEDULE 13D

Cusip No. 00653Q102	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,069,166 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,069,166 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,069,166 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.42%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) an aggregate of 18,572,500 shares of Class A Common Stock held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC, (ii) an aggregate of 3,476,666 shares of Class A Common Stock underlying an equal number of warrants held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC and (iii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company.

SCHEDULE 13D

Cusip No. 00653Q102	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,069,166 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,069,166 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,069,166 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.42%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of (i) an aggregate of 18,572,500 shares of Class A Common Stock held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC, (ii) an aggregate of 3,476,666 shares of Class A Common Stock underlying an equal number of warrants held by Deerfield Private Design Fund IV, L.P. and Deerfield/RAB Ventures, LLC and (iii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company.

SCHEDULE 13D

Cusip No. 00653Q102	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,315,833 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,315,833 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,315,833 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.71%
14	TYPE OF REPORTING PERSON IN

(5) Comprised of 3,672,500 shares of Class A Common Stock held by, and 2,643,333 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield/RAB Ventures, LLC.

Cusip No. 00653Q102	Page 7 of 11 Pages

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) James E. Flynn, a natural person (“Flynn”), and (v) Steven I. Hochberg, a natural person (“Hochberg” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the “Reporting Persons”), with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of AdaptHealth Corp. (formerly, DFB Healthcare Acquisitions Corp) (the “Company”), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security of and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

Effective as of November 8, 2019 (the “Reclassification Date”), the Company reclassified the Common Stock as Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock” and such reclassification, the “Reclassification”). From and after the Reclassification Date, the Schedule 13D relates to the shares of Class A Common Stock of the Company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On November 8, 2019, in connection with (and immediately prior to) the consummation of the AdaptHealth Transaction, Deerfield Private Design Fund IV purchased 12,400,000 shares of the Company’s Common Stock (the “PIPE Shares”) for $10.00 per share, or $124,000,000 in the aggregate, pursuant to the Amended and Restated Subscription Agreement. Deerfield Private Design Fund IV utilized available cash assets to acquire the PIPE Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 8, 2019, in connection with (and immediately prior to) the consummation of the AdaptHealth Transaction, Deerfield Private Design Fund IV acquired the PIPE Shares pursuant to the Amended and Restated Subscription Agreement. Deerfield Private Design Fund IV acquired such securities for investment purposes.

In addition, in connection with (and immediately prior to) the consummation of the AdaptHealth Transaction, (i) the Sponsor transferred to AdaptHealth and certain of its equityholders and employees an aggregate of 2,373,152 shares of the Company’s Common Stock and 1,690,000 Private Placement Warrants, and Hochberg transferred to AdaptHealth and certain of its equityholders and employees 6,087 shares of the Company’s Common Stock, in each case, for no consideration, pursuant to the Amended Letter Agreement.

Cusip No. 00653Q102	Page 8 of 11 Pages

As a result of the consummation of the AdaptHealth Transaction, and after giving effect to the Reclassification and resulting adjustments under the existing terms of the Warrants, the Warrants will become exercisable for Class A Common Stock on the 30th day following the closing of such transaction. Accordingly, (i) each of Deerfield Private Design Fund IV, Deerfield Management Company and James E. Flynn may be deemed to beneficially own 833,333 shares of Class A Common Stock underlying the Public Warrants held by Deerfield Private Design Fund IV and (ii) each Reporting Person may be deemed to beneficially own 2,643,333 shares of Class A Common Stock underlying the Private Placement Warrants held by the Sponsor.

Steven Hochberg’s term as a director expired upon the consummation of the AdaptHealth Transaction. In connection with the consummation of the AdaptHealth Transaction, pursuant to the Amended and Restated Subscription Agreement, Deerfield designated Dr. Susan Weaver for nomination to be elected to the Company’s board of directors, and Dr. Weaver was elected to the Company’s board of directors, effective upon the consummation of the AdaptHealth Transaction. Dr. Weaver is not an employee, officer, partner or affiliate of any Reporting Person.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)         Deerfield Mgmt IV

Number of shares:        22,049,166 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV and the Sponsor)

Percentage of shares: 50.37%

(2)         Deerfield Private Design Fund IV

Number of shares:        22,049,166 (includes shares underlying Warrants held by Deerfield Private Design Fund IV and shares held by, and shares underlying Warrants held by, the Sponsor)

Percentage of shares: 50.37%

(3)         Deerfield Management

Number of shares:        22,069,166 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV and the Sponsor, and shares held by Steven Hochberg at the direction of Deerfield Management)

Percentage of shares: 50.42%

Cusip No. 00653Q102	Page 9 of 11 Pages

(4)         Flynn

Number of shares:        22,069,166 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV and the Sponsor, and shares held by Steven Hochberg at the direction of Deerfield Management)

Percentage of shares: 50.42%

(5)         Hochberg

Number of shares:        6,315,833 (comprised of shares held by, and shares underlying Warrants held by, the Sponsor; does not include shares held at the direction of Deerfield Management)

Percentage of shares: 14.71%

(b)

(1)          Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 22,049,166

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 22,049,166

(2)          Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 22,049,166

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 22,049,166

(3)         Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 22,069,166

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 22,069,166

Cusip No. 00653Q102	Page 10 of 11 Pages

(4)         Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 22,069,166

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 22,069,166

(4)         Hochberg

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,315,833

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,315,833

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV. Hochberg, an employee of Deerfield Management and a former director of the Company, also serves as Deerfield Private Design Fund IV’s designee on the board of managers of the Sponsor, which consists of two managers.

Each Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934 with the Sponsor and RAB Ventures (DFB) LLC (“RAB”) (a member of the Sponsor), and Richard Barasch. The Reporting Persons, the Sponsor, RAB and Mr. Barasch may be deemed to collectively beneficially own an aggregate of 22,169,166 shares of Class A Common Stock, or 50.65% of the issued and outstanding shares of Class A Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock held by any other member of the Sponsor or Mr. Barasch. Each Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by any other member of the Sponsor or Mr. Barasch, except with respect to the shares owned by the Sponsor as disclosed in this Schedule 13D.

(c) Except as set forth in Items 3 and 4 of the Schedule 13D, the Reporting Persons have not engaged in any transactions in the Company’s securities during the past 60 days.

Cusip No. 00653Q102	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

/s/ Steven Hochberg
Steven Hochberg